Clough Funds Trust

June 22, 2018

VIA EDGAR

Ms. Rebecca Ament Marquigny, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Clough Funds Trust (the “Registrant”)

            File Nos.  333-204408, 811-23059

Dear Ms. Marquigny:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management (the “Staff”) on June 21, 2018 with respect to the Registrant’s responses previously submitted in its letter dated June 18, 2018 (the “June 18, 2018 Letter”) regarding post-effective amendment No. 7 (“PEA 7”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 9 under the Investment Company Act of 1940, as amended, filed pursuant to Rule 485(a) on April 27, 2018. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 7.

In connection with this response letter, and on or before June 29, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 8 to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 7 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Staff Comments:

Prospectus

1.                  Staff Comment:  With respect to Staff Comment and Registrant’s Response #2d in the June 18, 2018 Letter, please note that the Staff takes the position that the recapture of fees and/or expenses can only occur three years from the date the fees were waived or expenses were reimbursed, rather than three years after the end of the fiscal year in which the fees were waived or expenses were reimbursed.

U.S. Securities and Exchange Commission

Division of Investment Management

June 22, 2018

■ Registrant’s Response: The Registrant respectfully declines to modify the disclosure.  The Registrant acknowledges the Staff’s comment and notes its belief that the Fund’s current expense recapture provision properly reflects the Fund’s accrual process and is consistent with current accounting standards as discussed in Registrant’s Response #2d previously submitted in the June 18, 2018 Letter.

2.                  Staff Comment:  With respect to Staff Comment and Registrant’s Response #3 in the June 18, 2018 Letter, regarding the section entitled “Summary Section – Example,” please recalculate the stated expenses with the fee waiver in place for only one year.

■ Registrant’s Response:  The expenses have been recalculated.  The table in the section entitled “Summary Section – Example” will be removed and replaced with:

	1 Year	3 Years	5 Years	10 Years
Although your actual costs may be higher or lower, based on these assumptions your cost would be:
Class A Shares	$790	$1,572	$2,370	$4,434

3.                  Staff Comment:  The following comments apply to the section entitled “Summary Section - Performance Information”.

a.       With respect to Staff Comment and Registrant’s Response #7a in the June 18, 2018 Letter, confirm that the performance information shows Investor Class performance unadjusted and if so, delete the last sentence of the first paragraph of the section entitled “Summary Section - Performance Information” included in Registrant’s Response #7a.

■ Registrant’s Response: The first paragraph of the section entitled “Summary Section - Performance Information” will be removed and replaced with:

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. The performance shown for the period prior to September 30, 2015 is that of an unregistered investment fund (the “Predecessor Fund”) that was managed by the Adviser since its inception and was reorganized into the Fund on September 30, 2015, the date the Fund commenced investment operations. The Predecessor Fund was not a registered mutual fund and therefore was not subject to the same investment and tax restrictions as the Fund. Performance information reflects all fees and expenses incurred by the Predecessor Fund, and, except as noted below, has not been adjusted to reflect Fund expenses. If it had been so adjusted, the Predecessor Fund’s performance would have been higher for that period.

U.S. Securities and Exchange Commission

Division of Investment Management

June 22, 2018

b.      With respect to Staff Comment and Registrant Response #7c in the June 18, 2018 Letter, add that after one year of performance for Class A, the performance of Investor Class will be removed from the table and only Class A performance will be shown.

■ Registrant’s Response: The second paragraph of the section entitled “Summary Section - Performance Information” will be removed and replaced with:

The Class A shares described in this Prospectus were not offered prior to the date of this Prospectus (though a different class of the Fund’s shares was previously also called “Class A shares”). The performance shown in the table below for periods prior to the date of this Prospectus is the performance of the Fund’s Investor Class shares.  After one year of Class A performance, Investor Class performance will no longer be shown in the table and only the performance of Class A shares will be reflected.  The bar chart figures do not include any applicable sales charges that investors may pay when they buy or sell shares of the Fund.  If such sales charges were included, the returns would be lower. The table compares the Fund’s average annual return for the stated period to two broad-based securities market indices. The indices are not actively managed and are not available for direct investment. The bar chart and performance table assume reinvestment of dividends and distributions. The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available on the Fund’s website at www.cloughglobal.com or by calling 855.425.6844.

c.       Please confirm that the performance shown for the period prior to September 30, 2015 is only that of the Predecessor Fund and not of any other fund (registered or unregistered) with comparable performance.

■ Registrant’s Response: The Registrant confirms that the performance shown for the period prior to September 30, 2015 is only that of the Predecessor Fund and not of any other fund (registered or unregistered) with comparable performance.

d.      Please confirm the Registrant is relying on MassMutual Institutional Funds (pub. avail. Sep. 28, 1995) for the performance of the Investor Class shares and relying on the requirements of Form N-1A for the performance of the new Class A shares.

■ Registrant’s Response: The Registrant confirms that it is relying on MassMutual Institutional Funds (pub. avail. Sep. 28, 1995) for the performance of the Investor Class shares and relying on the requirements of Form N-1A for the performance of the new Class A shares.

U.S. Securities and Exchange Commission

Division of Investment Management

June 22, 2018

4.                  Staff Comment:  With respect to Staff Comment and Registrant’s Response #12 in the June 18, 2018 Letter, in your response please provide the calculation used to arrive at 0.099%.

■ Registrant’s Response: 0.099% is the result of dividing the management fee of $34,200 by the Fund’s average daily net assets of $34,493,390.

5.                  Staff Comment: With respect to Staff Comment and Registrant’s Response #16 in the June 18, 2018 Letter, please clarify in your response the meaning of the term “concession.”

■ Registrant’s Response: As used throughout the Registrant’s Prospectus and Statement of Additional Information, a concession has the same meaning as compensation or profit.  As more fully discussed in the Statement of Additional Information in the section entitled “Purchase & Redemption of Shares – Underwriting Concessions,” the dealer concession is paid to those firms selling shares as a member of the Fund’s distribution syndicate.

* * * * *

If you have any questions or further comments, please contact me at (720) 917-0785.

                                                                  Very truly yours,

                                                                  /s/ Karen S. Gilomen

                                                                  Karen S. Gilomen

                                                                  Secretary of Clough Funds Trust